7108 North Fresno Street Suite 380 Fresno, CA 93720 (559) 884-2535

January 20, 2016

VIA EDGAR

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re: S&W Seed Company
     Registration Statement on Form S-3
     Filed December 18, 2015, as amended on January 14, 2016
     File No. 333-208605

Gentlepersons:

We are writing regarding the above referenced Registration Statement on Form S-3 ("S-3") for S&W Seed Company ("Issuer"). We thank you for taking the time to review our filings and provide your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In response to the oral comment received from the SEC Staff on January 19, 2016, the Issuer has included an amended Exhibit 8.1 in its filing of Pre-effective Amendment No. 2 to its Form S-3 Registration Statement. Pre-effective Amendment No. 2 contains no other changes to the Registration Statement. The Issuer anticipates filing Pre-Effective Amendment No. 3 to provide all remaining missing information once it has been advised that it may request acceleration of the effective date of the S-3.

Justin Dobbie
January 20, 2016

_________

I, on behalf of the Company, acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact either me at (858) 337-0766 or our counsel, Rupert Russell, at (415) 773-7243, with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

S&W SEED COMPANY

By:
Matthew K. Szot
Executive Vice President of Finance and
Administration and Chief Financial Officer

cc: Nolan McWilliams, Attorney-Advisor
    Mark S. Grewal
    Rupert Russell, Esq.
    Jolie Kahn, Esq.